

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 25, 2017

Nick Luff
Chief Financial Officer
RELX PLC & RELX NV
1-3 Strand,
London, WC2N 5JR, England

> **Re:** **RELX PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **File No. 001-13334**
> **RELX NV**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **File No. 001-13688**

Dear Mr. Luff:

We have reviewed your May 24, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2017 letter.

Form 20-F for Fiscal Year Ended December 31, 2016

Exhibit 15.2

We note your response to our prior comments two through four. Please note we are aware of which pages you incorporated by reference into the RELX 20-F. However, Regulation G is applicable to any material information that is disclosed publically and contains a Non-GAAP measure. Accordingly, it is applicable to the respective pages of the annual report that we have referenced. Please see paragraph 100 (a) of Regulation G for further guidance. Therefore, we reissue our previous comments:

Cash Flows- Conversion of Adjusted Operating Profit into Cash, page 55=

1.   It appears that you are reconciling a Non-GAAP measure (Adjusted Operating Profit) to another Non-GAAP measure (Adjusted cash flow). Please revise to reconcile the Non-GAAP measure to its most comparable GAAP/IFRS measure, additionally please begin the reconciliation with the GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Free Cash Flow, Page 55

2.   It appears that you are reconciling a Non-GAAP measure (Adjusted cash flow) to another Non-GAAP measure (Free cash flow before and post dividends). Please revise to reconcile the Non- GAAP measure to its most comparable GAAP/IFRS measure, additionally please begin the reconciliation with the GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Return on Invested Capital, Page 57

3.   We note that you present a measure titled "Return on Invested Capital." However, you use a Non-GAAP/IFRS amount (Adjusted Operating Profit) to calculate this measure. Please revise to retitle this measure to make it clear that it is a Non-GAAP measure. Additionally, please revise to present the most comparable GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

        You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief
                                        Office of Transportation and Leisure